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                                                                Exhibit (e)(16)
                                                                ---------------

SilverStream Software, Inc.

December 6, 2000

Steve Benfield
1007 Lansfaire Crossing
Suwanee, GA 30024

Dear Steve:

We have great pleasure in offering you the position of Senior eBusiness Strategist with SilverStream Software, Inc. ("SilverStream"). We are committed to delivering products that enable powerful business applications for the web, and we are glad to have you as part of our team.

The details of your offer are as follows:


Start Date:                   Upon the closing (the "Closing Date") of the
                              acquisition of Bondi Software, Inc. (the
                              "Acquisition").

Supervisor:                   You will report to Larry Weatherford, Vice
                              President, eBusiness Development.

Base Salary:                  Your target annual compensation, including
                              bonus/commission, will be $141,000. You will be paid on the 15th and last day of the month.

Benefits:                     A brief summary of our benefits is included with
                              this letter. These benefits may be modified from time to time at SilverStream's discretion.

Agreements:                   This offer is contingent on your signing a blank
                              power of attorney, and the standard SilverStream
                              Invention and Non-disclosure and Non-Competition and Non-solicitation Agreements, copies of which are enclosed.

Employment Verification:      The Immigration Reform and Control Act (Form I-9)
                              requires employers to verify the employment eligibility and identity of new employees. Please bring two forms of identification with you on your start date.

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HOLDBACK SHARES. You agree that 20% of the Merger Shares (as defined in that
Agreement and Plan of Merger, dated as of December 6, 2000, between SilverStream, Bondi Software, Inc. and certain other parties (the "Merger Agreement") being delivered to you as part of the merger consideration in connection with the Acquisition may be surrendered to SilverStream as an adjustment to the merger consideration, as provided in the following sentence (the shares which may be surrendered are referred to as the "Holdback Shares") and that SilverStream will retain possession of the Holdback Shares until SilverStream's right to require surrender expires or accelerates as provided below. Except as provided below, SilverStream's right to require surrender shall expire with respect to (i) one-half of the Holdback Shares upon the first anniversary of the Closing Date if you have remained continuously employed by SilverStream from the date hereof until such first anniversary and (ii) the remaining one-half of the Holdback Shares upon the second anniversary of the Closing Date if you have remained continuously employed by SilverStream from the date hereof until such second anniversary. The Holdback Shares are not part of the 60% of the Merger Shares which are subject to the registration provisions contained in Section 4.9 of the Merger Agreement.

TERMINATION OF EMPLOYMENT; DEATH OR DISABILITY.

     WITHOUT CAUSE; DEATH OR DISABILITY. In the event that your employment is terminated by SilverStream without Cause or you die or become disabled, all of your remaining Holdback Shares shall be distributed to you as of the date of your termination of employment.

     WITH CAUSE. In the event that your employment is terminated by SilverStream with Cause, SilverStream's right to require surrender of any remaining Holdback Shares shall be fully accelerated (without the need for further action), and all of your rights to receive such additional Holdback Shares shall automatically be terminated.

     DEFINITIONS. As used herein, the following terms shall have the meanings set forth below:

     "CAUSE" means: (a) your conviction of, or plea of guilty or NOLO CONTENDERE to, any felony or a crime involving moral turpitude; (b) your commission of fraud embezzlement, or misappropriation of funds against SilverStream or any of its subsidiaries; (c) (i) your failure or refusal to perform the lawful and reasonable duties assigned to you by SilverStream or any of its subsidiaries;
(ii) your material breach of any one or more of the provisions of this offer letter or any employment contract with SilverStream or any of its subsidiaries; or (iii) your failure to comply in any material respect with the lawful policies of SilverStream or any of its subsidiaries; PROVIDED, HOWEVER, that you will be entitled to written notice and a 15-day cure period for a refusal, failure or breach under this clause if and only if the failure, refusal or breach is capable of cure; or (d) your breach of any one or more of the provisions of your Invention and Non-disclosure and Non-Competition and Non-solicitation Agreements with SilverStream or any of its subsidiaries; PROVIDED, HOWEVER, that you will be entitled to written notice and a 15-day cure period for a breach under this clause if and only if the failure, refusal or breach is capable of cure.

     "DISABILITY" or "BECOMES DISABLED" means your inability, due to a physical or mental disability, for a period of 90 days, whether or not consecutive, during any 360-day period to perform your services as an employee or consultant of SilverStream, with or without reasonable accommodation as that term is defined under state or federal law. A determination of

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disability shall be made by a physician satisfactory to both you and
SilverStream, provided that if you and SilverStream do not agree on a physician, you and SilverStream shall each select a physician and these two together shall select a third physician, whose determination as to disability shall be binding on all parties.

Please confirm your acceptance of this offer of "at will" employment by signing one of the attached copies and returning it to the undersigned for our files along with a stock power in blank and the signed Invention and Non-disclosure and Non-Competition and Non-solicitation Agreements.

We look forward to having you join SilverStream and we are confident that you will find this position to be a challenging and rewarding one for you.

Sincerely,


/s/ CHARLES C. CABOT III
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Charles C. Cabot III
Vice President, Human Resources


Acceptance of offer:


/s/ Steven Benfield
----------------------------------
Steven Benfield
Date: December 6, 2000
Start Date: December 6, 2000